August 30, 2012

Tia L. Jenkins, Senior Assistant Chief Accountant
Jon Coleman, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:	Staff letter dated August 20, 2012
File No. 002-69494
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated August 20, 2012 (the “Letter”).  The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1:  We are in the process of finalizing with our independent audit firm.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman
Chief Financial Officer

cc:	Van Krikorian
John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com